  Exhibit 99.3

Minutes No. 397

In the City of Buenos Aires, on August 11, 2021, at 2 p.m, the members of the Statutory Committee of Central Puerto S.A. (the “Company”), Messrs. César Halladjian, Eduardo Erosa and Juan Nicholson meet to consider the (...) first item on the Agenda: 1. CONSIDERATION OF THE INCOME STATEMENT, COMPREHENSIVE INCOME STATEMENT, STATEMENT OF FINANCIAL POSITION, STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, CASH FLOW STATEMENT, COMPLEMENTARY NOTES AND ANNEXES AND INFORMATIVE SUMMARY FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021. ISSUANCE OF THE STATUTORY COMMITTEE REPORT. Mr. Halladjian takes the floor and states that the Statutory Audit Committee must give an opinion on the income statement, comprehensive income statement, statement of financial position, statement of changes in shareholders’ equity, cash flow statement, complementary notes and annexes and informative summary for the six-month period ended June 30, 2021. After a brief exchange of ideas and taking into account the clarifications and information provided by the Company’s Board of Directors, the members of the Statutory Audit Committee unanimously DECIDE to approve the contents of the Report issued by the Statutory Audit Committee, which is transcribed hereinbelow, and to delegate the task of signing the document to Mr. Cesar Halladjian:

STATUTORY AUDIT COMMITTEE’S REPORT

To the Shareholders of
CENTRAL PUERTO S.A.

Introduction

1. Pursuant to the regulations set forth in Subsection 5, Section 294 of the Argentine Business Entities Act No. 19950 as amended (the “Business Entities Act”) and the Rules set forth by the Buenos Aires Stock Exchange for the ‘Authorization, Suspension, Withdrawal and Cancellation of the listing of Securities’ (BCBA Listing Rules), we have examined the attached separate and consolidated financial statements of CENTRAL PUERTO S.A. and its subsidiaries, which are attached herein and which include: (a) the separate and consolidated statements of financial position as at June 30, 2021, (b) the separate and consolidated income and comprehensive income statement for the six-month period ended June 30, 2021, and the consolidated statement of changes in shareholders’ equity and the separate and consolidated statement of cash flow for the six-month period ended on that date and (c) a summary of the significant accounting policies and other explanatory information. The above mentioned documents are the responsibility of the Company’s Board of Directors in the execution of its exclusive duties.

Scope of the work

2. Our work consisted on verifying that the information contained in the mentioned financial statements was consistent with the information about the Company’s decisions which were stated in the Minutes, and that those decisions complied with the law and the Bylaws, both regarding formal and documentary requirements. For the purpose of performing this task, we have considered the independent auditor’s reports by the external auditor Germán E. Cantalupi, , member of the firm Pistrelli, Henry Martin y Asociados S.R.L. Such reports, dated August 11, 2021 were issued in compliance with the International Standard on Review Engagement 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (“IAASB”). We have not performed any management control, and therefore, we have not assessed the criteria and business decisions regarding the administration, financing, commercialization and production, since it is the Board who bears exclusive responsibility for these matters. Therefore, our responsibility is limited to state an assessment regarding those documents and it is not extended to acts, omissions or circumstances that we do not know, or that could not be inferred from the analysis of the information received by this Statutory Audit Committee during the execution of its duties. We consider that our work and the external auditor’s reports are a reasonable ground on which we can base our report.

Conclusion

3. Based on our review and the reports dated August 11, 2021, issued by accountant Germán E. Cantalupi, as member of the firm Pistrelli, Henry Martin y Asociados S.R.L, which review and reports were mentioned in paragraph 1, we found no evidence to conclude that the condensed interim financial statements mentioned in paragraph 1 were not prepared, in all their significant aspects, pursuant to the relevant regulations established in the Argentine Business Entity Act and the Argentine Securities Commission and the IAS 34.

Report on other legal and regulatory requirements

4.
Pursuant to current regulations, we inform that:

a) The separate and consolidated financial statements indicated in paragraph 1 arise from accounting records carried, in their formal aspects, pursuant to the legal dispositions in force.

b) The separate and consolidated financial statements indicated in paragraph 1 are recorded in the book Inventories and Balances and they comply with the Argentine Business Entities Act and the pertinent resolutions by the Argentine Securities Commission, to the scope of our competence.

c) We have read the “Informative Summary for the periods ended June 30, 2021, 2020, 2019 and 2018” and regarding our scope of work, we have no observations to make.

d) It is hereby expressed that the Company has complied with the dispositions by Section 294 of the Argentine Business Entities Act which were considered necessary pursuant to the circumstances, in order to verify the compliance by the Company’s governing bodies with the Argentine Business Entities Act, the Bylaws and the decisions adopted in the Shareholders’ meetings, and there are no observations to be made.

City of Buenos Aires, August 11, 2021.

By the Statutory Audit Committee
CÉSAR HALLADJIAN
Statutory Auditor

The signing of the Financial Statements and the Statutory Audit Committee’s Report is delegated to Mr. Cesar Halladjian unanimously. (…) There being no further business to come before the meeting, the meeting is adjourned at 2.30 p.m.

César Halladjian	Eduardo Erosa	Juan Nicholson